UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SharpLink Gaming Ltd.

(formerly Mer Telemanagement Solutions Ltd.)
(Exact name of registrant as specified in its charter)

Israel	N/A
(Province or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

333 Washington Ave. N, Suite 104
Minneapolis, MN 55401

(612) 293-0619
(Address and telephone number of Registrant’s principal executive offices)

SharpLink Gaming Ltd. 2021 Equity Incentive Plan

SharpLink, Inc. 2020 Stock Incentive Plan

(Full Titles of the Plans)

SharpLink Gaming Ltd.

Attn: Rob Phythian

333 Washington Ave. N, Suite 104
Minneapolis, MN 55401

(612) 293-0619
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Christopher J. Melsha, Esq. Andrew M. Nick, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 Tel: (612) 492-7000 Fax: (612) 492-7077

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Ordinary Shares, NIS $0.06 per share, Issuable Under 2020 SharpLink, Inc. Stock Incentive Plan	480,670	$4.54	$2,182,242	$202
Ordinary Shares, NIS $0.06 per share, Issuable Under SharpLink Gaming Ltd. 2021 Equity Incentive Plan	2,336,632	$4.54	$10,608,309	$984
TOTAL	2,817,302		$12,790,551	$1,186

(1)	Pursuant to Rule 416 under the Securities Act of 1933, there is also being registered hereunder an indeterminate number of additional securities that may become issuable pursuant to antidilution provisions of the plans covered by this Registration Statement.
(2)	Estimated pursuant to Rule 457(c) and Rule 457(h) solely for the purpose of calculating the registration fee and based upon the average of the high and low prices of the Registrant’s Common Stock on October 6, 2021, as quoted on the Nasdaq Capital Market.

EXPLANATORY NOTE

The purpose of this Registration Statement is to register (i) 480,670 Ordinary Shares of Registrant for issuance under the 2020 SharpLink, Inc. Stock Incentive Plan (the “2020 Plan”), and (ii) 2,336,632 Ordinary Shares for issuance under the SharpLink Gaming Ltd. 2021 Equity Incentive Plan (the “2021 Plan”). The Ordinary Shares being registered for issuance under the 2020 Plan represent Ordinary Shares issuable upon the exercise of outstanding stock options originally issued to officers, directors, employees and consultants of SharpLink, Inc. (“Old SharpLink”), which the Registrant assumed as a result of its acquisition of Old SharpLink on July 27, 2021.

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

The documents containing the information specified in “Item 1. Plan Information” and “Item 2. Registrant Information and Employee Plan Annual Information” of Form S-8 will be sent or given to participants in the SharpLink Gaming Ltd. 2021 Equity Incentive Plan and the SharpLink, Inc. 2020 Stock Incentive Plan, as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be, and are not, filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as a prospectus or prospectus supplement pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.     Incorporation of Documents by Reference.

SharpLink Gaming Ltd. (the “Company”) hereby incorporates by reference into this registration statement the following documents and information previously filed with the Commission:

●	The Company’s Annual Report on Form 20-F, as filed on May 17, 2021, including any amendments thereto;

●	The description of the Company’s capital stock which is contained in the Company’s Registration Statement on Form F-3 (File No. 333-258201), as filed on July 27, 2021, including any amendments or supplements thereto (the “Registration Statement”); and

●	The Company’s Reports of Foreign Private Issuers on Form 6-K, as filed on May 24, 2021, June 16, 2021, July 22, 2021, July 27, 2021, July 28, 2021, August 17, 2021, and September 30, 2021, respectively.

In addition, all documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered by this registration statement have been sold or that deregisters all securities then remaining unsold will be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the date of filing of such document.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein), modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.     Description of Securities.

Not applicable

Item 5.     Interests of Named Experts and Counsel.

Not applicable.

Item 6.     Indemnification of Directors and Officers.

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions.

Insurance of Office Holders

Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.

Israeli law provides that a company’s articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our compensation committee and our board of directors and, if the office holder is a controlling shareholder, director or a chief executive officer, also by our shareholders.

Our Articles of Association allow us to insure, indemnify and exempt our office holders, to the fullest extent permitted by the provisions of the Israeli Companies Law. We have provided several of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3 million.

Following the expiration of our previous policy, we acquired a new directors’ and officers’ policy with liability coverage of $5.0 million, commencing August 1, 2020, at an annual premium of $380,000. Our shareholders approved the purchase of the new policy commencing August 1, 2020 and the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including our Chief Executive Officer), or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; (ii) our Compensation Committee determines that the New Policy is on market terms; and (iii) any New Policy may not be entered into after 2023. No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms. and conditions. The New Policy expired in connection with the consummation of the merger transaction between the Company and SharpLink, Inc. on July 27, 2021, and as approved by our shareholders at our Extraordinary General Meeting of Shareholders held on July 21, 2021, we purchased a discovery policy for a period of seven years from the date of the consummation of the Transaction.

At the July 21, 2021 Extraordinary General Meeting, our shareholders also approved our Updated Compensation Policy, which authorizes us to purchase insurance policies (including run-off policies) to cover the liability of directors and officers that are currently in office and that shall be in office from time to time, including directors and officers that may be controlling shareholders or affiliated therewith, within the following limits: the maximum aggregate coverage of liability pursuant to the policies shall be not more than US$15 million for each year, including coverage for both the Company and officers and directors directly (e.g., so called “Side A” coverage). The Updated Compensation Policy further provides that our Compensation Committee shall be authorized to increase the coverage purchased, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law and that the authority to approve the purchase of such insurance policies shall be vested by our Compensation Committee, provided that the premium for each policy, the maximum deductible and the terms of the contract are consistent with market conditions and will not materially affect our profits, property or liabilities. We intend to purchase a directors and officers liability insurance policy within the guidelines approved by our shareholders.

Administrative Sanctions

The Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $285,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

Only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.

Item 7.     Exemption from Registration Claimed.

Not applicable.

Item 8.     Exhibits.

Exhibit No.	Description
5.1	Opinion of Ephraim Abramson & Co., Law Offices (filed herewith)

23.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (filed herewith)

23.2	Consent of RSM US LLP (filed herewith)

23.3	Consent of Ephraim Abramson & Co., Law Offices (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page hereof)

99.1	SharpLink Gaming Ltd. 2021 Equity Incentive Plan (filed herewith)

99.2	SharpLink, Inc. 2020 Stock Incentive Plan (filed herewith)

Item 9.     Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on October 12, 2021.

SharpLink Gaming Ltd.

By:	/s/ Rob Phythian
Rob Phythian Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of SharpLink Gaming Ltd. hereby appoint Rob Phythian and Brian Bennett as attorneys-in-fact for the undersigned, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-8 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rob Phythian	Chief Executive Officer, Director	October 12, 2021
Rob Phythian	(Principal Executive Officer)

/s/ Brian Bennett	Chief Financial Officer	October 12, 2021
Brian Bennett	(Principal Financial and Accounting Officer)

/s/ Joseph Housman	Chairman of the Board	October 12, 2021
Joseph Housman

/s/ Chris Nicholas	Director	October 12, 2021
Chris Nicholas

/s/ Paul Abdo	Director	October 12, 2021
Paul Abdo

/s/ Thomas Doering	Director	October 12, 2021
Thomas Doering

/s/ Adrienne Anderson	Outside Director	October 12, 2021
Adrienne Anderson

/s/ Scott Pollei	Outside Director	October 12, 2021
Scott Pollei